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AMF Always Means Fun!
       AMF Bowling, Inc.    International Headquarters   Post Office Box 15060   804.730.4000 Telephone   804.730.1313  Facsimile
                            8100 AMF Drive               Richmond, Virginia 23227
                            Richmond, Virginia 23111
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       FOR IMMEDIATE RELEASE                         Contact:    Stephen E. Hare
       October 24, 1997                                  Chief Financial Officer
                                                                  (804) 730-4401

                                                        Earnings Release

             AMF Bowling, Inc. Increases Operating Cash Flow by 27%
                              for the Third Quarter

Richmond, VA, October 24, 1997 -- AMF Bowling, Inc. ("AMF" or the "Company") today reported operating cash flow or "EBITDA" (earnings before net interest expense, income taxes, depreciation and amortization, other income and expenses, net) for the quarter ended September 30, 1997 of $40.9 million, a 27.0% increase compared with $32.2 million for the third quarter of 1996. Revenue for the third quarter of 1997 increased 42.3% over the same prior year quarter, from $131.8 million to $187.5 million

For the nine months ended September 30, 1997, the Company reported revenue of $505.6 million compared with $369.3 million for the nine months ended September 30, 1996, an increase of 36.9%. EBITDA was $126.7 million for the nine months ended September 30, 1997 compared with $98.0 million for the prior year, an increase of 29.3%.

"We are pleased with our third quarter results," said Steve Hare, Executive Vice President and Chief Financial Officer. "This performance demonstrates the continued success of our U.S. Bowling Center acquisition and consolidation program and continues to highlight our participation in the growth of international Bowling Products markets."

Operating Results by Business

AMF's Bowling Centers revenue increased 48.0% to $96.8 million and EBITDA increased 36.4% to $21.0 million for the third quarter of 1997 versus 1996. Both revenue and EBITDA for the current quarter ended September 30, 1997 were favorably impacted by the inclusion of results for the 160 bowling centers acquired and one new bowling center built since May 1996. The EBITDA margin for the third quarter declined from 23.5% in 1996 to 21.7% in 1997. Margin was reduced by the larger number of U.S. bowling centers which experience seasonally lower margins during the third quarter. In addition, certain international markets, particularly Japan, where a prolonged recession has dampened results, had lower EBITDA margins. For the nine months ended September 30, 1997, Bowling Centers generated revenue of $297.9 million and EBITDA of $84.0 million. This compares to revenue of $212.6 million and EBITDA of $63.7 million for the nine months ended September 30, 1996. EBITDA margin declined for the nine months ended September 30 from 30.0% in 1996 to 28.2% in 1997, again primarily due to the larger number of U.S. centers and the recent acquisitions of several U.S. centers during the seasonally lower-margin summer months.

AMF's Bowling Products increased revenue 36.9% to $94.2 million and increased EBITDA 24.6% to $23.8 million for the third quarter of 1997 versus 1996. EBITDA margin was affected by increased advertising and


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Page 2 -  AMF Bowling, Inc. Increases Operating Cash Flow by 27%
          for the Third Quarter


promotion expense as well as competitive market conditions, and decreased from 27.8% in 1996 to 25.3% in 1997. For the nine months ended September 30, 1997, Bowling Products generated revenue of $218.9 million and EBITDA of $55.1 million. This compares to revenue of $165.6 million and EBITDA of $42.0 million for the nine months ended September 30, 1996. EBITDA margin declined slightly for the nine months from 25.4% in 1996 to 25.2% in 1997.

Bowling Products improved operating results during the third quarter and first nine months of 1997 resulted primarily from increased levels of New Center Product ("NCP") shipments to several markets including Asia/Pacific, Europe, South America and the Middle East. NCP order rates remained strong during the third quarter, with a total backlog of 1,897 units at September 30, 1997 versus 1,755 at the same time last year.


Acquisition Program Update

As part of its ongoing bowling center acquisition and consolidation program, the Company acquired 30 U.S. centers in the quarter ended September 30, 1997, and entered into agreements to acquire 19 additional U.S. centers. Since May 1996, the Company has acquired a total of 151 bowling centers in the U.S., seven in the United Kingdom and two in Australia, resulting in the operation of 352 U.S. and 87 international bowling centers as of September 30, 1997.


Joint Venture Update

To capitalize on the high growth potential for the South American bowling market, in August 1997 the Company entered into a joint venture arrangement with Playcenter S.A., a Sao Paulo, Brazil-based leading South American amusement and entertainment company. This joint venture, owned 50% by the Company and 50% by Playcenter, is expected to build or assume ownership of and operate up to 39 bowling centers in Brazil and Argentina during the next four years. The Company will be the exclusive equipment supplier to the joint venture and expects its total investment to be approximately $14 million.


Acquisition of Michael Jordan Golf Company, Inc.

On October 20, 1997, the Company acquired Michael Jordan Golf Company, Inc., a company formed to build and operate high profile golf practice ranges in select U.S. locations. In a related agreement, rights to Mr. Jordan's image and name will be extended under a personal services contract to AMF for use in advertising and marketing campaigns which promote certain aspects of the Company's bowling business. Terms of the transactions were not disclosed.

"AMF is thrilled about working with Michael Jordan. There are many similarities between our bowling center business and the potential that the golf center business holds. Naturally, we also believe Michael will have a great impact on the promotion of our brand, as well as on our sport," said Doug Stanard, President and Chief Executive Officer of AMF.





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Page 3 -  AMF Bowling, Inc. Increases Operating Cash Flow  by 27%
          for the Third Quarter


Financing Update

In September 1997, the Company's institutional stockholders purchased an aggregate of 1,780,000 shares of its common stock for $20.00 per share, and the aggregate proceeds of $35.6 million were used in part to fund acquisitions, and for other corporate purposes.


Initial Public Offering

On August 21, 1997, AMF filed a registration statement with the Securities and Exchange Commission for a proposed initial public offering (the "Offering") of
12.5 million shares of common stock by the Company, the proceeds of which are to be used to repay indebtedness.

In connection with the Offering, AMF's Bank Group has approved in principle an amendment to the Company's Bank Credit Agreement (the "Amendment") which will increase the Company's borrowing capacity and financial flexibility. The Amendment is expected to become effective upon completion of the Offering which is expected to occur in early November 1997.

A registration statement relating to shares of common stock of AMF Bowling, Inc. has been filed with the Securities and Exchange Commission but has not yet become effective. The common stock may not be sold nor may any offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any common stock nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.


















AMF Bowling, Inc., headquartered in Richmond, Virginia, is the world's largest owner and operator of bowling centers, with 439 centers in 10 countries. AMF is also one of the world's leading manufacturers and marketers of bowling products.


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                                               AMF BOWLING, INC. AND SUBSIDIARIES (1)
                                                 CONSOLIDATED STATEMENTS OF INCOME
                                                            (unaudited)
                                                           (in millions)
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                                                                   Three Months Ended                   Nine Months Ended
                                                                     September 30,                        September 30,
                                                           -----------------------------------  ----------------------------------
                                                                 1997              1996              1997            1996 (2)
                                                                 ----              ----              ----            ----

Operating revenue                                                $    187.5        $    131.8       $    505.6         $    369.3
                                                           -----------------  ----------------  ---------------  -----------------

Operating expenses:
     Cost of goods
     sold                                                              64.4              45.0            150.5              111.5
     Bowling center operating
     expenses                                                          65.1              42.1            181.2              124.6
     Selling, general, and administrative
     expenses                                                          17.1              12.5             47.2               35.2
     Depreciation and
     amortization                                                      23.4              17.9             66.8               52.7
                                                           -----------------  ----------------  ---------------  -----------------
         Total operating expenses
                                                                      170.0             117.5            445.7              324.0
                                                           -----------------  ----------------  ---------------  -----------------

         Operating income
                                                                       17.5              14.3             59.9               45.3

Nonoperating expenses (income):
     Interest
     expense                                                           31.7              26.3             89.2               78.5
     Other expenses, net
                                                                        1.3               0.8              3.6                1.8
     Interest income
                                                                      (0.5)             (0.5)            (1.6)              (4.8)
                                                           -----------------  ----------------  ---------------  -----------------
         Total nonoperating
         expenses                                                      32.5              26.6             91.2               75.5
                                                           -----------------  ----------------  ---------------  -----------------

Loss before income taxes
                                                                     (15.0)            (12.3)           (31.3)             (30.2)
Benefit for income
taxes                                                                 (4.7)             (7.1)            (8.9)             (12.8)
                                                           =================  ================  ===============  =================
Net loss                                                         $   (10.3)        $    (5.2)       $   (22.4)         $   (17.4)
                                                           =================  ================  ===============  =================


Selected Data:
     EBITDA (3)                                                  $     40.9        $     32.2       $    126.7         $     98.0
     EBITDA margin                                                    21.8%             24.4%            25.1%              26.5%
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     (1)AMF Bowling,  Inc. is a holding company only, and its primary assets are comprised of investments in subsidiaries  including AMF Group Inc. which is principally engaged in two business segments (i) operation of bowling centers and (ii) manufacturing and marketing of bowling products.
     (2)Pro forma  operating  results have been presented for the three and nine months ended September 30, 1996, to provide a more meaningful comparison with 1997. The pro forma results include  operations for the Predecessor
        Company ("AMF Bowling Group") through April 30, 1996 and for the Company
        ("AMF  Bowling,  Inc.")  since  May 1,  1996  (the  closing  date of the
        "Acquisition"). Pro forma adjustments: (i) eliminate two bowling centers retained by the Sellers;  (ii) eliminate a one-time charge in April 1996 for  special  bonus  payments of $44  million  which were  substantially funded by the Sellers  prior to the  Acquisition;  and (iii)  reclassify certain  Bowling Centers  administrative  costs of $0.9 million and $2.6 million and Bowling  Products  administrative  costs of $1.0 million and
        $3.1  million for the three and nine months  ended  September  30, 1996, respectively, to Corporate.
     (3)Represents a measure of operating  cash flow defined as earnings  before net interest expense, income taxes,  depreciation and amortization,  and other income and expenses, net.


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                                            AMF BOWLING, INC. AND SUBSIDIARIES (1)

                                                      Segment Information
                                                         (in millions)
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                                                                                                                    Period to
                                   First Quarter       Second Quarter        Third Quarter       Fourth Quarter        Date
                                   -------------       --------------        -------------       --------------        ----

1997 Revenue
Bowling Centers                       $108.5                 $92.6               $96.8                            $297.9
Bowling Products                        52.0                  72.7                94.2                             218.9
Intersegment Elimination               (2.9)                 (4.8)               (3.5)                            (11.2)
TOTAL                                 $157.6                $160.5              $187.5                            $505.6

1996 Revenue(2)
Bowling Centers                        $82.5                 $64.7               $65.4                $94.7       $307.3
Bowling Products                        43.0                  53.8                68.8                 86.5        252.1
Intersegment Elimination               (2.8)                 (3.7)               (2.4)                (1.6)       (10.5)
TOTAL                                 $122.7                $114.8              $131.8               $179.6       $548.9

1997 EBITDA(3)
Bowling Centers                        $41.9                 $21.1               $21.0                             $84.0
Bowling Products                        12.0                  19.3                23.8                              55.1
Corporate                              (3.6)                 (4.7)               (3.7)                            (12.0)
Intersegment Elimination               (0.1)                 (0.1)               (0.2)                             (0.4)
TOTAL                                  $50.2                 $35.6               $40.9                            $126.7

1996 EBITDA (2) (3)
Bowling Centers                        $32.6                 $15.7               $15.4                $31.9        $95.6
Bowling Products                         9.4                  13.5                19.1                 20.6         62.6
Corporate                              (2.5)                 (1.4)               (2.3)                (4.8)       (11.0)
Intersegment Elimination               (0.6)                 (0.9)                 0.0                (0.2)        (1.7)
TOTAL                                  $38.9                 $26.9               $32.2                $47.5       $145.5
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See notes (1-3) to Financial Summary.